UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-701

GREAT NORTHERN IRON ORE PROPERTIES

(Exact name of registrant as specified in its charter)

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, Minnesota 55101-1361

(651) 224-2385

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trustees’ Certificates of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)      ☐

     Rule 12g-4(a)(2)      ☐

     Rule 12h-3(b)(1)(i)  ☒

     Rule 12h-3(b)(1)(ii) ☐

     Rule 15d-6               ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Great Northern Iron Ore Properties has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 20, 2015

GREAT NORTHERN IRON ORE PROPERTIES

/s/ Joseph S. Micallef

___________________________________________

Joseph S. Micallef

Chief Executive Officer, Trustee and President

of the Trustees (principal executive officer)

/s/ Thomas A. Janochoski

___________________________________________

Thomas A. Janochoski
Chief Financial Officer, Vice President & Secretary (principal financial and accounting officer)